UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)

                               CONSECO, INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)
                                 208464883
                                 ---------
                               (CUSIP Number)

                            Kenneth Maiman, Esq.
                         Appaloosa Management L.P.
                        26 Main Street, First Floor
                             Chatham, NJ 07928
                               (973) 701-7000
-------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communication)

                             October 3, 2003
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP NO. 208464883                                         PAGE 2 OF 11 PAGES

1      NAME OF REPORTING PERSON                      Appaloosa Investment
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE    Limited Partnership I
       PERSON

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A                   (a)     [ ]
       GROUP                                                        (b)     [ ]

3      SEC USE ONLY


4      SOURCE OF FUNDS

                                 OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                    [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE


   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-


 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      11,455,493


     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-


    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      11,455,493


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,455,493


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.5%


14   TYPE OF REPORTING PERSON

        PN

                               SCHEDULE 13D

CUSIP NO. 208464883                                         PAGE 3 OF 11 PAGES

1      NAME OF REPORTING PERSON                      Palomino Fund Ltd.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A                   (a)     [ ]
       GROUP                                                        (b)     [ ]

3      SEC USE ONLY


4      SOURCE OF FUNDS

                                 OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                    [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   BRITISH VIRGIN ISLANDS


   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-


 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      10,036,788


     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-


    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      10,036,788


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     10,036,788


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.0%


14   TYPE OF REPORTING PERSON

        CO

                               SCHEDULE 13D

CUSIP NO. 208464883                                         PAGE 4 OF 11 PAGES

1      NAME OF REPORTING PERSON                      Appaloosa Management L.P.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A                   (a)     [ ]
       GROUP                                                        (b)     [ ]

3      SEC USE ONLY


4      SOURCE OF FUNDS

                                 OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                    [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE


   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-


 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      21,492,281


     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-


    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      21,492,281


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,492,281


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.5%


14   TYPE OF REPORTING PERSON

        PN

                               SCHEDULE 13D

CUSIP NO. 208464883                                         PAGE 5 OF 11 PAGES

1      NAME OF REPORTING PERSON                      Appaloosa Partners Inc.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A                   (a)     [ ]
       GROUP                                                        (b)     [ ]

3      SEC USE ONLY


4      SOURCE OF FUNDS

                                 OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                    [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   DELAWARE


   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-


 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      21,492,281


     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-


    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      21,492,281


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,492,281


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.5%


14   TYPE OF REPORTING PERSON

        CO

                               SCHEDULE 13D

CUSIP NO. 208464883                                         PAGE 6 OF 11 PAGES

1      NAME OF REPORTING PERSON                      David A. Tepper
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
       PERSON

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A                   (a)     [ ]
       GROUP                                                        (b)     [ ]

3      SEC USE ONLY


4      SOURCE OF FUNDS

                                 OO

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) OR 2(e)                                                    [ ]


6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   USA


   NUMBER OF     7    SOLE VOTING POWER
    SHARES
                      -0-


 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY
                      21,492,281


     EACH        9    SOLE DISPOSITIVE POWER
   REPORTING
                      -0-


    PERSON       10   SHARED DISPOSITIVE POWER
     WITH
                      21,492,281


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,492,281


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.5%


14   TYPE OF REPORTING PERSON

        IN

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

     This Amendment No.1, filed by Appaloosa Investment Limited Partnership I, a Delaware limited partnership ("AILP"), Palomino Fund Ltd., a British Virgin Islands corporation ("Palomino"), Appaloosa Management L.P., a Delaware limited partnership (the "Manager"), Appaloosa Partners Inc., a Delaware corporation ("API"), and David A. Tepper, a citizen of the United States ("Mr. Tepper" and, together with AILP, Palomino, the Manager and API, the "Reporting Persons"), amends and supplements the Schedule 13D filed by the Reporting Persons on September 22, 2003 (the "Schedule 13D"), relating to the common stock of Conseco, Inc. (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 is hereby amended to add the following:

     On October 3, 2003, the Manager advised the Company, the limited partners of AILP and the investors in Palomino that the Manager intends to make a pro-rata in-kind distribution (the "Distribution"), on or about October 6, 2003, to such limited partners and investors of 16,000,000 Shares. Upon completion of the Distribution: (i) an aggregate of 1,826,908 Shares will have been distributed to Mr. Tepper and to persons and entities for which Mr. Tepper exercises sole voting and dispositive power with respect to such Shares and, accordingly, such Shares will continue to be beneficially owned by Mr. Tepper; and (ii) an aggregate of 14,173,092 Shares will have been distributed to other investors in AILP and Palomino (collectively, the "Unaffiliated Distributees"). None of the Reporting Persons has or will have any agreements, arrangements or understandings with any Unaffiliated Distributees for the purpose of acquiring, holding, voting or disposing of any of the Shares distributed to the Unaffiliated Distributees and, accordingly, none of the Reporting Persons will beneficially own, directly or indirectly, any of the Shares distributed to the Unaffiliated Distributees.

     Except as otherwise described in this Amendment No. 1 to the Schedule 13D, Mr. Tepper does not have any current plans to dispose of any of the Shares distributed to him. Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Shares by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, to (i) purchase additional Shares or other securities of the Company, (ii) sell or transfer Shares beneficially owned by it from time to time in public or private transactions, and (iii) cause the Manager to distribute Shares in kind to its limited partners, the limited partners of AILP and the investors in Palomino, as the case may be.

     The Reporting Persons do not hold the Shares for the purpose of, or with the effect of, changing or influencing the control of the Company, or in connection with or as a participant in any transaction having that purpose or effect. Except as otherwise described in this Amendment No. 1 to the Schedule 13D, the Reporting Persons currently have no plans or proposals which relate or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of the
Schedule 13D promulgated under the Exchange Act.

                                 SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 3, 2003

                             APPALOOSA INVESTMENT LIMITED PARTNERSHIP I

                             By:    APPALOOSA MANAGEMENT L.P.,
                                    Its General Partner
                                    By:    APPALOOSA PARTNERS INC.,
                                           Its General Partner

                                           By:    /s/ David A. Tepper
                                                  -----------------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                             PALOMINO FUND LTD.

                             By:    APPALOOSA MANAGEMENT L.P.,
                                    Its Investment Adviser
                                    By:    APPALOOSA PARTNERS INC.,
                                           Its General Partner

                                           By:    /s/ David A. Tepper
                                                  -----------------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                             APPALOOSA MANAGEMENT L.P.

                                    By:    APPALOOSA PARTNERS INC.,
                                           Its General Partner

                                           By:    /s/ David A. Tepper
                                                  -----------------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                             APPALOOSA PARTNERS INC.

                             By:    /s/ David A. Tepper
                                    -----------------------------
                                    Name:   David A. Tepper
                                    Title:  President

                              /s/ David A. Tepper
                              -----------------------------
                                  David A. Tepper